United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)*

ELOXX PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock Par Value $0.01 Per Share

(Title of Class of Securities)

29014R103

(CUSIP Number)

Asaf Shinar

Pontifax

14 Shenkar Street

Herzliya Pituach 46140, Israel

972-73-7073771

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 18, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Pontifax Management III G.P. (2011) Ltd.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO – Ultimate general partner of the III Funds (see Item 2)

5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 7,188,186[1]
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,188,186[1]

11	Aggregate Amount Beneficially Owned by Each Reporting Person [1] 7,188,186[1]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.34%[2]
14	Type of Reporting Person CO

1 Includes (i) 2,287,937 shares of Common Stock held by Pontifax (Cayman) III, L.P. and (ii) 4,900,249 shares of Common Stock held by Pontifax (Israel) III, L.P.

2 All percentages calculated herein are based on 86,145,018 outstanding shares of Common Stock as of May 18, 2021.

1	Names of Reporting Persons Pontifax Management Fund III L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO – General partner of the III Funds (see Item 2)

5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 7,188,186[1]
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,188,186[1]

11	Aggregate Amount Beneficially Owned by Each Reporting Person [1] 7,188,186[1]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.34%[2]
14	Type of Reporting Person PN

1 Includes (i) 2,287,937 shares of Common Stock held by Pontifax (Cayman) III, L.P. and (ii) 4,900,249 shares of Common Stock held by Pontifax (Israel) III, L.P.

2 All percentages calculated herein are based on 86,145,018 outstanding shares of Common Stock as of May 18, 2021.

1	Names of Reporting Persons Pontifax (Cayman) III, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC

5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,287,937
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,287,937

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,287,937
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.66%[1]
14	Type of Reporting Person PN

1 All percentages calculated herein are based on 86,145,018 outstanding shares of Common Stock as of May 18, 2021.

1	Names of Reporting Persons Pontifax (Israel) III, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC

5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,900,249
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,900,249

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,900,249
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.69%[1]
14	Type of Reporting Person PN

1 All percentages calculated herein are based on 86,145,018 outstanding shares of Common Stock as of May 18, 2021.

1	Names of Reporting Persons Pontifax Management 4 G.P. (2015) Ltd.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO – Ultimate general partner of the IV Funds (see Item 2)

5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 7,460,818[1]
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,460,818[1]

11	Aggregate Amount Beneficially Owned by Each Reporting Person [1] 7,460,818[1]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.66%[2]
14	Type of Reporting Person CO

1 Includes (i) 1,791,470 shares of Common Stock held by Pontifax (Cayman) IV L.P., (ii) 3,679,797 shares of Common Stock held by Pontifax (Israel) IV, L.P., and (iii) 1,989,551 shares of Common Stock held by Pontifax (China) IV L.P.

2 All percentages calculated herein are based on 86,145,018 outstanding shares of Common Stock as of May 18, 2021.

1	Names of Reporting Persons Pontifax IV GP L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO – General partner of the IV Funds (see Item 2)

5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 7,460,818[1]
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,460,818[1]

11	Aggregate Amount Beneficially Owned by Each Reporting Person [1] 7,460,818[1]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.66%[2]
14	Type of Reporting Person PN

1 Includes (i) 1,791,470 shares of Common Stock held by Pontifax (Cayman) IV L.P., (ii) 3,679,797 shares of Common Stock held by Pontifax (Israel) IV, L.P., and (iii) 1,989,551 shares of Common Stock held by Pontifax (China) IV L.P.

2 All percentages calculated herein are based on 86,145,018 outstanding shares of Common Stock as of May 18, 2021.

1	Names of Reporting Persons Pontifax (Cayman) IV L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC

5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,791,470
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,791,470

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,791,470
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.08%[1]
14	Type of Reporting Person PN

1 All percentages calculated herein are based on 86,145,018 outstanding shares of Common Stock as of May 18, 2021.

1	Names of Reporting Persons Pontifax (Israel) IV L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC

5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 3,679,797
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,679,797

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,679,797
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.27%[1]
14	Type of Reporting Person PN

1 All percentages calculated herein are based on 86,145,018 outstanding shares of Common Stock as of May 18, 2021.

1	Names of Reporting Persons Pontifax (China) IV L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC

5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,989,551
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,989,551

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,989,551
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.31%[1]
14	Type of Reporting Person PN

1 All percentages calculated herein are based on 86,145,018 outstanding shares of Common Stock as of May 18, 2021.

1	Names of Reporting Persons Pontifax Late Stage GP Ltd.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO – General partner of LS (See Item 2)

5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 616,592[1]
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 616,592[1]

11	Aggregate Amount Beneficially Owned by Each Reporting Person 616,592[1]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.72%[2]
14	Type of Reporting Person CO

1 Includes 616,592 shares of Common Stock held by Pontifax Late-Stage Fund L.P.

2 All percentages calculated herein are based on 86,145,018 outstanding shares of Common Stock as of May 18, 2021.

1	Names of Reporting Persons Pontifax Late Stage Fund L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC

5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 616,592
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 616,592

11	Aggregate Amount Beneficially Owned by Each Reporting Person 616,592
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.72%[1]
14	Type of Reporting Person PN

1 All percentages calculated herein are based on 86,145,018 outstanding shares of Common Stock as of May 18, 2021.

Item 2.

Item 2 is amended and supplemented as follows:

This statement is being filed on behalf of (1) Pontifax Management III G.P. (2011) Ltd. (“Management III”), (2) Pontifax Management Fund III L.P. (“Pontifax III”), (3) Pontifax (Cayman) III, L.P. (“Cayman III”), (4) Pontifax (Israel) III, L.P., (“Israel III”) (together with Cayman III, the “III Funds”), (5) Pontifax Management 4 G.P. (2015) Ltd. (“Management 4”), (6) Pontifax IV GP L.P. (“Pontifax IV”), (7) Pontifax (Cayman) IV L.P. (“Cayman IV”), (8) Pontifax (Israel) IV, L.P. (“Israel IV”), (9) Pontifax (China) IV L.P. (“China IV”) (together with Cayman IV and Israel IV, the “IV Funds”) and (10) Pontifax Late Stage Fund L.P. (“Late Stage Fund”) and (7) Pontifax Late Stage GP Ltd. (“Late Stage GP”) (together with Management III, Pontifax III, the III Funds, Management 4 and Pontifax IV, the IV Funds, and Late Stage Fund, the “Reporting Persons”).

Each of Management III, Pontifax III, Israel III, Management 4, Pontifax IV and Late Stage GP, are organized under the laws of Israel. Each of Cayman III, Cayman IV, China IV and Late Stage Fund are organized under the laws of the Cayman Islands. The business address of each of the Reporting Persons is c/o Pontifax, 14 Shenkar Street, Beit Ofek, Herzliya Pituach, 46140 Israel.

The Reporting Persons are principally engaged in the business of long-term, venture-type investments in high growth pharmaceutical, biotechnological and medical device companies.

The managing partners of Management III and Management 4 are Tomer Kariv and Ran Nussbaum (together, the “Related Persons”). Messrs. Kariv and Nussbaum are citizens of Israel. The business address of each of the Related Persons is c/o Pontifax, 14 Shenkar Street, Beit Ofek, Herzliya Pituach, 46140 Israel. The current principal occupation of each of the Related Persons is Managing Partner of Pontifax.

Late Stage Fund invests side by side with the IV Funds. Late Stage GP is the ultimate general partner of Late Stage L.P., the sole shareholder of Late Stage GP is Mr. Shlomo Karako. The business address of Mr. Shlomo Karako. is c/o Pontifax, 14 Shenkar Street, Beit Ofek, Herzliya Pituach.

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended and supplemented as follows:

The Reporting Persons purchased the shares of Common Stock described in Item 5(c) using funds from working capital.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and restated as follows:

(a) – (b)

The following sets forth the aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of as of the date hereof.

The ownership percentages reported are based on 86,145,018 outstanding shares of Common Stock, as of May 18, 2021 after giving effect to the Issuer’s underwritten public offering (the “Offering”), as disclosed in the Issuer’s prospectus supplement for the Offering filed with the SEC on May 18, 2021.

Reporting Person	Amount beneficially owned		Percent of class	Sole power to vote or direct the vote	Shared power to vote or direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Pontifax Management III G.P. (2011) Ltd.	7,188,186	[1]	8.34%[1]	0	7,188,186	0	7,188,186
Pontifax Management Fund III L.P.	7,188,186	[1]	8.34%[1]	0	7,188,186	0	7,188,186
Pontifax (Cayman) III, L.P.	2,287,937		2.66%	0	2,287,937	0	2,287,937
Pontifax (Israel) III, L.P.	4,900,249		5.69%	0	4,900,249	0	4,900,249
Pontifax Management 4 G.P. (2015) Ltd.	7,460,818	[2]	8.66%[2]	0	7,460,818	0	7,460,818
Pontifax IV GP L.P.	7,460,818	[2]	8.66%[2]	0	7,460,818	0	7,460,818
Pontifax (Cayman) IV L.P.	1,791,470		2.08%	0	1,791,470	0	1,791,470
Pontifax (Israel) IV, L.P.	3,679,791		4.27%	0	3,679,791	0	3,679,791
Pontifax (China) IV L.P.	1,989,551		2.31%	0	1,989,551	0	1,989,551
Pontifax Late Stage GP Ltd.	616,592		0.72% [3]	0	616,592	0	616,592
Pontifax Late Stage Fund L.P.	616,592		0.72%	0	616,592	0	616,592

1 Includes (i) 2,287,937 shares of Common Stock held by Pontifax (Cayman) III, L.P. and (ii) 4,900,249 shares of Common Stock held by Pontifax (Israel) III, L.P. Management III and Pontifax III each disclaims beneficial ownership of any shares owned beneficially or of record by any other person named in this Item 5(a)-(b), except to the extent of its pecuniary interest therein.

2 Includes (i) 1,791,470 shares of Common Stock held by Pontifax (Cayman) IV L.P., (ii) 3,679,791 shares of Common Stock held by Pontifax (Israel) IV, L.P., and (iii) 1,989,551 shares of Common Stock held by Pontifax (China) IV L.P. Management 4 and Pontifax IV each disclaims beneficial ownership of any shares owned beneficially or of record by any other person named in this Item 5(a)-(b), except to the extent of its pecuniary interest therein.

3 Includes 616,592 shares of Common Stock held by Pontifax Late-Stage Fund L.P. Late Stage GP disclaims beneficial ownership of any shares owned beneficially or of record by any other person named in this Item 5(a)-(b), except to the extent of its pecuniary interest therein.

Cayman III is the holder of record of 2,287,937 shares of Common Stock. Israel III is the holder of 4,900,249 shares of Common Stock. Cayman IV is the holder of record of 1,791,470 shares of Common Stock. Israel IV is the record holder of 3,679,797 shares of Common Stock. China IV is the holder of record of 1,989,551 shares of Common Stock. Management III is the ultimate general partner of Cayman III and Israel III and Management 4 is the ultimate general partner of Cayman IV, Israel IV and China IV. Messrs. Ran Nussbaum and Tomer Kariv are the managing partners of each of Management III and Management 4. As such, each of Pontifax III, Management III, Ran Nussbaum, and Tomer Kariv may be deemed to beneficially own shares of Common Stock of the III Funds and each of Pontifax IV, Management 4, Ran Nussbaum, and Tomer Kariv may be deemed to beneficially own shares of Common Stock of the IV Funds.

Late Stage Fund is the holder of record of 616,592 shares of Common Stock. Late Stage GP is the ultimate general partner of Late Stage Fund. Pursuant to that Certain Strategic Alliance Agreement dated August 9, 2018, between the IV Funds and Late Stage GP, Late Stage Fund invests side-by-side with the IV Funds. By virtue of the strategic relationship, each of Pontifax IV, Management IV, Ran Nussbaum, and Tomer Kariv may be deemed to share voting and dispositive power with respect to the shares held by Late Stage Fund.

Except as set forth in this Item 5(a)-(b), each of the persons named in this Item 5(a)-(b) disclaims beneficial ownership of any shares of Common Stock owned beneficially or of record by any other person named in this Item 5(a)-(b).

(c) On May 18, 2021, the Reporting Persons, together with the Late Stage Fund, purchased at the closing of the Offering an aggregate of 5,925,925 shares of Common Stock at a price of $1.35 per share.

(d)-(e) Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended and supplemented as follows:

In connection with the Offering, the Reporting Persons agreed, for a period of 90 days from the date of the prospectus for the Offering, not to, without the prior written consent of B. Riley Securities, Inc., offer, sell, contract to sell, pledge or otherwise dispose of, including the filing of a registration statement in respect of, or hedge any shares of the Common Stock or any securities convertible into, or exercisable or exchangeable for, the Common Stock, subject to certain limited exceptions.

Item 7.	Material to Be Filed as Exhibits.

EXHIBIT INDEX

Exhibit	Description

1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended (incorporated by reference to Exhibit 1 to Schedule 13D filed by the Reporting Persons with respect to the Issuer with the SEC on December 29, 2017.
2.	Form of Lock-Up Agreement dated May 10, 2021, between Eloxx Pharmaceuticals, Inc. and the Reporting Persons (incorporated by reference to Exhibit 1.1 to the Issuer’s Form 8-K filed on May 18, 2021.
3	Strategic Alliance Agreement dated August 9, 2018.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 21, 2021

Pontifax Management III G.P. (2011) Ltd.

By:	/s/ Neil S. Belloff
Name:	Neil S. Belloff
Title:	Attorney in Fact

PONTIFAX MANAGEMENT FUND III L.P.

By:	/s/ Neil S. Belloff
Name:	Neil S. Belloff
Title:	Attorney in Fact

PONTIFAX (CAYMAN) III, L.P.

By:	/s/ Neil S. Belloff
Name:	Neil S. Belloff
Title:	Attorney in Fact

PONTIFAX (ISRAEL) III, L.P.

By:	/s/ Neil S. Belloff
Name:	Neil S. Belloff
Title:	Attorney in Fact

Pontifax Management 4 G.P. (2015) Ltd.

By:	/s/ Neil S. Belloff
Name:	Neil S. Belloff
Title:	Attorney in Fact

PONTIFAX IV GP L.P.

By:	/s/ Neil S. Belloff
Name:	Neil S. Belloff
Title:	Attorney in Fact

PONTIFAX (CAYMAN) IV L.P.

By:	/s/ Neil S. Belloff
Name:	Neil S. Belloff
Title:	Attorney in Fact

PONTIFAX (ISRAEL) IV, L.P.

By:	/s/ Neil S. Belloff
Name:	Neil S. Belloff
Title:	Attorney in Fact

PONTIFAX (CHINA) IV L.P.

By:	/s/ Neil S. Belloff
Name:	Neil S. Belloff
Title:	Attorney in Fact

PONTIFAX LATE STAGE FUND L.P.
By:	/s/ Neil S. Belloff
Name:	Neil S. Belloff
Title:	Attorney in Fact

PONTIFAX LATE STAGE GP LTD.
By:	/s/ Neil S. Belloff
Name:	Neil S. Belloff
Title:	Attorney in Fact